UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42406

Horizon Space Acquisition II Corp.
(Exact name of registrant as specified in its charter)

1412 Broadway

21st Floor, Suite 21V

New York, NY 10018

+1 (646) 257-5537

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, Ordinary Shares, and Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Space Acquisition II Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Horizon Space Acquisition II Corp.

Date: July 28, 2026	By:	/s/ William Wang
	Name:	William Wang
	Title:	Director